FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

1

This Form 6-K consists of:

1.           An announcement regarding notice of 2016 first extraordinary general meeting of Huaneng Power International, Inc. (the Registrant”);
2.           An announcement regarding continuing connected transactions of the Registrant; and
3.           An announcement regarding connected transaction of arrangement regarding finance leasing and leaseback of the Registrant;

Each made by the Registrant on November 26, 2015.

2

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

NOTICE OF 2016 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2016 First Extraordinary General Meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 12 January 2016 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.
To consider and approve the “Resolution regarding the 2016 Continuing Connected Transactions between the Company and Huaneng Group”, including Huaneng  Group Framework Agreement and the transaction caps thereof (Note  1);

2.
To consider and approve the “Resolution regarding the connected transaction on finance leasing and leaseback by Huaneng Pingliang Power Generation Limited Company, the controlled subsidiary of the Company” (Note  1); and

3.	To consider and approve the “Resolution regarding the connected transactions on finance leasing and leaseback by the controlled subsidiaries of the Company” (Note 1).

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

Beijing, the PRC
26 November 2015

Notes:

1.
For details of the resolutions, please refer to an announcement of the Company dated 26 November 2015 (the “Announcement”). Unless stated otherwise, terms used herein shall have the same meanings as set out in the Announcement.

2.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

	(iv)	If more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

	(v)	The resolutions set out in this Notice of EGM will be voted by poll.

3.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

	(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 23 December 2015.

	(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

4.	Closure of Register of Members

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 23 December 2015 to 12 January 2016 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by no later than 4:30 p.m. on 22 December 2015. Holders of H shares whose names are recorded in the register of member of the Company on 23 December 2015 are entitled to  attend  the  Extraordinary General Meeting.

5.	Other Businesses

	(i)	The Extraordinary General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

	(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

	(iii)	The business address of the Company is at:

Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China
Telephone No.: (+86)-10-6322 6593, (+86)-10-6322 6590
Facsimile No.: (+86)-10-6641 2321
Email: xiemx@hpi.com.cn

As at the date of this notice, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT
On 25 November 2015, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2016 and expiring on 31 December 2016. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services; and (vi) sale of products. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules. Among those six types of transactions, since the transaction scale in relation to the purchase of coal and transportation services exceeds 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the such transaction shall be subject to the reporting, announcement requirements under Rules 14A.71 to 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The transaction scale of each of the remaining five types of transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus such transactions shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.55 to 14A.59 and Rules 14A.70 and 14A.35 of the Hong Kong Listing Rules, but are exempt from the Independent Shareholders’ approval requirement.

EXTRAORDINARY GENERAL MEETING
The Company proposes to convene an extraordinary general meeting in January 2016 to table the relevant resolutions for obtaining the approval from the Independent Shareholders (among others) on the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on the transaction relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent  Financial Adviser to the shareholders as soon as possible, but in any event not later than 23 December 2015.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of this announcement, the controlled generation capacity of is 81,132 MW and the equity based generation capitation is 72,375 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of issue of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 33.33% of the total equity interest in the Company, while Huaneng Group holds a 67.75% direct equity interest and a 5% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) and  a  0.49% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

As at the date herein, the relationship between the Company and Huaneng Group is as follows:

*	Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#
Huaneng Group holds a 10.23% direct interest in the Company. It also holds 3.11% and 0.49% interest in the Company through Hua Neng HK (its wholly owned subsidiary) and China Huaneng Finance Corporation (its controlling subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, subject to the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on  19  November  2014 (“2015 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2015. The 2015 Huaneng Group Framework Agreement will expire on 31 December 2015. The Company entered into a supplemental agreement to the Huaneng framework agreement (“Supplemental Agreement to 2015 Huaneng Framework Agreement”) with Huaneng Group on 30 July 2015 for the purpose of governing the entrusted sales between the Company its subsidiaries and Huaneng Group and its subsidiaries and associates, i.e. Huaneng Power and its subsidiaries and associates to use the power generation quota of the Company and its subsidiaries for substituted power generation. The Supplemental Agreement to 2015 Huaneng Framework Agreement will expire on 31 December 2015. Reference is made to the announcement dated 20 November 2014, the circular dated 10 December 2014 and the announcement dated 31 July 2015 of the Company for details of the continuing connected transactions as contemplated by the 2015 Huaneng Group Framework Agreement and the Supplemental Agreement  to  2015  Huaneng  Framework  Agreement  (including the relevant caps).

In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 25 November 2015 for a term commencing on 1 January 2016 and expiring on 31 December 2016. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being directors of the Board of the Company being regarded as having a material interest in the continuing connected transactions, abstained from voting on the board resolution relating to the entering of the Huaneng Group Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries has to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction work for power plants. Pursuant to the 2015 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2015 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2015 was set at RMB2.6 billion. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB333 million. It is estimated that at  the  end  of  2015,  the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2015. For 2016, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB2.6 billion. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in  accordance  with  the  payment  terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.41 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB2.6 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the 2015 Huaneng Group Framework Agreement with respect to the purchase of coal and transportation services in 2015 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2015 was set at RMB42.8 billion. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB14.089 billion. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2015. The difference between the estimated cap of the transaction amount for 2015 and the actual transaction amount was primarily due to the actual operation of the Company and the changes in the coal market and hence the variance in fuel purchase for 2015.

The cap of the transaction amount for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2016 is estimated to be RMB26.2 billion. The payment of the consideration will be settled in cash in arrears, or in accordance  with  the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the  existing  overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plant as deemed reasonable by the Company and it subsidiaries, taking into account at the same time the ability of Huaneng Group and its subsidiaries and associates to make bulk supply of coal and transportation services to the Company and its subsidiaries at favourable prices.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favourable terms for  bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable terms for purchases of coal and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with coal and transportation services in a timely and  reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The Directors are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the  reporting,  announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement  to   obtain  approval  from  the  Independent  Shareholders.  The  Company  has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly include power transmission and transformation assets, vessels, power plants land and office spaces, etc) from Huaneng Group and its subsidiaries and associates. Pursuant to the 2015 Huaneng Group Framework Agreements with respect to the leasing of facilities, land and office spaces in 2015 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2015 was set at RMB300 million. During the period from 1 January 2015 to 31 October 2015, the aggregate fee (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was RMB234 million. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2015. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities,  land  and  office spaces by the Company from Huaneng Group and its subsidiaries and associates in 2016 is estimated not to exceed RMB400 million. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leasing of facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking  into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of facilities, land and office spaces. In  addition,  the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB400 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal services for technical services, engineering contracting services and other services between the Company and its subsidiaries and its subsidiaries with Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities of construction works and insurance services by Huaneng Group and its subsidiaries and its subsidiaries to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and its associates. Pursuant to the 2015 Huaneng Group Framework Agreements with respect to the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2015 was set at RMB1.2 billion. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB395 million. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2015. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and its associates in 2016 is estimated not to exceed RMB1.7 billion. The estimate of such cap is based on the one hand on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment  of thermal energy, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and thorough power station specialised technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the relevant production and operation services provided by Huaneng Group and its subsidiaries and associates can bring business benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment  terms  agreed  by  the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into:
(i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than  terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB1.7 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Provision of entrusted sale services

(i)	The provision of entrusted sale services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates involves mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates  for  substituted power generation by the Company and its subsidiaries. Pursuant to the 2015 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Huaneng Group and its subsidiaries and associates from the Company and its subsidiaries, the cap of the aggregate transaction amount for 2015 was set at RMB600 million. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount (unaudited) for the provision of entrusted sale services to the Huaneng Group and its subsidiaries and associates from the Company and its subsidiaries was nil. It is estimated that at the end of 2015, the actual aggregate transaction  amount  will  not exceed the anticipated transaction amount of 2015. For 2016, the transaction amount with respect to such services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB400 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated power sold, substituted tariff and development of such transaction as deemed reasonable by the Company and its subsidiaries.

In order to increase output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants, closed or not, in places where they are located (including connected persons and non-connected persons). For the provision of substituted power generation, the advantage is it can produce a relatively higher marginal contribution in substituted power generation to the Company and its subsidiaries when the tariff for electricity for Huaneng Group and its subsidiaries and associates remains at relatively high level. Besides, Huaneng Group and its subsidiaries and associates maintain a good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services. Payments under such substituted power generation transactions will primarily be settled in two ways: (1) upon power generation, the Company and its subsidiaries will settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; (2) upon power generation, Huaneng Group and its subsidiaries and associates will settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company to independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of  the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB400 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(ii)	The provision of entrusted sale services from the Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involves mainly the use of power generation quota of the Company and its subsidiaries for substituted power generation by Huaneng Group and its subsidiaries and associates. Pursuant to the Supplemental Agreement to 2015 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2015 was set at RMB400 million. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount (unaudited) for the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB141 million. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2015. For 2016, the transaction amount with respect to such services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB900 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated power sold, substituted tariff and development of such transaction as deemed reasonable by the Company and its subsidiaries.

In order to implement the national  energy-saving  and  emission-reducing  strategy,  save cost and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions in places where they are located (mainly in Yunnan Province). The transaction parties include connected persons and non-connected persons. For the provision of substituted power generation, Huaneng Group and its subsidiaries and associates maintain a good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company to independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and the related products services. Pursuant to the 2015 Huaneng Group Framework Agreement with respect to the sale of coal by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2015 was set at RMB1.2 billion. During the period from 1 January 2015 to 31 October 2015, the aggregate transaction amount for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was nil. It is estimated that at the end of 2015, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2015. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2016 is estimated to be RMB1.5 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such cap is based on the estimation of the coal and other related products required by certain power plants of Huaneng Group and its subsidiaries and associates for 2016. In addition, better prices can be obtained in bulk purchases. In order to leverage on the scale procurement of coal, the Company will not exclude the possibility of re-selling part of the additional coal to power plants of Huaneng Group and its subsidiaries and associates.

The Board is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than  terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2016 exceeds the above cap (i.e. RMB1.5 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7)	Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the maximum daily balance of the trust loans for 2016 is expected to be RMB600 million and the maximum daily balance of entrusted loans for 2016 is expected to be RMB5 billion.

Given that the trust loans and entrusted loans are to be granted by or through Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered  by  independent  third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules. The Company therefore makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

FAIRNESS OF THE CONTINUING CONNECTED TRANSACTIONS AND THEIR IMPACT ON THE INDEPENDENCY OF THE COMPANY

Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/ fees/ interests agreed and confirmed by both parties by negotiating and concluding with arm's length terms, taking into account the then prevailing market conditions, and in any event the terms of the relevant agreement and its transaction under such agreement given to the Company and its subsidiaries by the Huaneng Group and its subsidiaries and associates shall be no less favourable than those offered by independent third parties to the  Company  for  the  same  or similar type of services. The Company and its subsidiaries will sign necessary written agreements on detailed transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated Framework Agreement according to actual conditions, and pay and/or charge the relevant prices/ fees/ interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of risk management arrangements in accordance with the regulatory requirements, endeavour to maintain its independency in decision-making, the fairness of the prices and terms of the transactions as well as the flexibility in purchasing coal from independent third parties other than the connected persons so as to alleviate the independence on its controlling shareholder. Such arrangements shall  include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the  terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions under it are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has its complete business system and ability to operation independently facing the market, therefore the above-stated Framework Agreement and the continuing connected transactions under it do not affect the independency of the Company.

MEASURES TO SAFEGUARD THE INTERESTS OF THE INDEPENDENT SHAREHOLDERS

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that the Company will, from time to time, obtain quotations and/or invite tenders from multiple suppliers and/or in certain circumstances obtain the quotations through enquiries from among established suppliers of scale (including Huaneng Group and its subsidiaries and associates). According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximise the Company’s interest in the transaction, and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of coal and coal transportation services, the Company has  established a  dedicated  information  exchange  and  mechanisms  for  weekly  and  monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, the listed prices at major coal production localities, inland coal transaction price indices, harbour price indices, the futures indices on the Mainland, the prices of coal globally, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in  analysing  the  trend  of the  market  price.  The  major  information  collection  channels  of  the

Company include: China Coal Market website 中國煤炭市場網 (http.//www.cctd.com.cn), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com), Qinhuangdao Coal website 秦 皇島煤炭網   (http://www.cqcoal.com),   Qinhuangdao   Shipping   website   秦皇島海運網
(http://www.osc.org.cn), etc.; (ii) the Company has also established the  Qinhuangdao distribution centre, which is charged with the monitoring of the  daily,  weekly,  and  monthly prices of coal based on harbour and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company’s suppliers (including Huaneng Group and its subsidiaries and associates) will be invited to provide coal quotations within the range of the guidance procurement price. The Company will independently choose and purchase from the best offer according to the market conditions within the parameters of the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

•
for transactions in relation to the purchase of coal and coal transportation services, the basis for determining the “market conditions” in the formulation of the Company’s procurement strategies can principally be summarized in the following manner: (i) the changes in the prices of coal; (ii) the aspects on coal transportation, including status on ship transportation at port (i.e. in circumstances where the northern ports in Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (i.e. whether the northern regions is/are affected by seasonal rain/snow); (iii) production condition (i.e. whether major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or whether the imported coal from coal production areas like Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including whether there have been any changes in the inventory at major ports or power enterprises, or whether coal companies run out of stock; and  (v)  status  on changes in policies. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect information on market condition for assessing and formulating the Company’s procurement strategies;

•
for transaction in relation to leasing of power transmission and transformation assets, the Company and its subsidiaries will lease such facilities from Hunang Group and its subsidiaries and associates based on arm’s length terms. The leasing fee is approximately RMB141 million, principally is to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and in the interim no adjustment on account of inflation or other factors has been made. For transactions in relation to the leasing of facilities, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is obtainable as public information), and/or consult the advice of several reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department on the legal aspects and approved by the contract management department;

•
for transaction in relation to provision of technical services, engineering contracting services and other services, the Company will conduct such transactions according to the relevant procurement policy and management rules, and will from time to time obtain quotations, and/or invite tenders from multiple suppliers and/or in certain circumstances obtain the quotations through enquiries from established suppliers of scale (including Huaneng Group and its subsidiaries and connected suppliers). According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties in performing the contract and the follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest;

•
provision of entrusted sale services is formulated in tandem with the “Eleventh Five Year” Plan of the State on energy conservation and emission reduction policies. Through the centralised coordination carried out by various regional government agencies or the management platform of power grid companies governing transactions in substituted power generation, the Company will conduct the transactions in accordance with the implementation rules governing substitution of power generation on the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of generation units and the actual changes in the market;

•
for transaction in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct relating to sale of coal transactions between the fuel company of the Company with related power plants. In circumstances where there is a severe shortage in the level of inventory and on condition that the Company’s own power plants are preserved with sufficient coal supply, the Company will sell part of the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will through the information collection process as mentioned in transaction regarding purchase of coal and coal transportation above, with reference to the then market conditions and in conjunction with the costs for coal purchase by fuel company to determine the then selling prices, so as to recoup the costs and to have a small profit; and

•
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non- executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair, and whether the transaction prices are reasonable.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services (including the proposed cap) by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement require Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in January 2016 to seek approval from Independent Shareholders (among others) on the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng  Group  Framework Agreement. Huaneng Group and its associates (holding an aggregate of  7,167,926,520  ordinary shares in the Company, representing approximately 47.16% of the total issued shares of the Company as at 20 November 2015) will abstain from voting in the resolutions with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the terms of  the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, further details of the continuing connected transactions for the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Advisor to shareholders as soon as possible but in any event not later than 23 December 2015.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated   under   the   Huaneng   Group   Framework   Agreement   (the   “Other   Transactions”).

Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc.;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Directors”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Huaneng Group Framework Agreement”
the framework agreement on the continuing connected transactions for 2016, between Huaneng Power International, Inc. and China Huaneng Group entered into between the Company and Huaneng Group on 25 November 2015;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the transaction regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, comprising independent non-executive Directors who are independent of the subject transaction;

“Independent Financial Adviser”
Guotai Junan Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong), an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transaction regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
26 November 2015

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

CONNECTED TRANSACTION
ARRANGEMENT REGARDING FINANCE LEASING AND LEASEBACK

Pingliang Power Plant, the controlled subsidiary of the Company, has entered into the Finance Lease Agreement with Tiancheng Leasing Company on 25 November 2015 to engage in finance leasing and leaseback services. The finance amount will be RMB700 million, and the lease term will be 5 years.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including Tiancheng Leasing Company) constitute connected transactions of the Company, subject to the relevant disclosures and/or independent shareholders’ approval requirements as stipulated in Hong Kong Listing Rules.

The scale of the Transaction does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules. Pursuant to Rule 14A.81 of the Hong Kong Listing Rules, the Transaction shall be aggregated with other similar transactions that have been entered into between the relevant subsidiaries of the Company and Tiancheng Leasing Company as referred to in the Announcement. The Transaction, as aggregated with other similar transactions, is subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from the Independent Shareholders approval requirement.

However, pursuant to the Shanghai Listing Rules, the transactions regarding the finance leasing and leaseback as mentioned in this announcement and the Announcement between the Company and Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) shall be subject to approval by the Independent Shareholders of the Company. The Company proposes to convene  an extraordinary general meeting in January 2016 to seek approval from Independent Shareholders to (among other things) approve the transactions on finance lease and leaseback business proposed to be conducted between the Company and its subsidiaries with Huaneng Group including Tiancheng Leasing Company.

The Company shall establish an Independent Board Committee comprising of the independent non-executive Directors of the Company to advise the Independent Shareholders on (among other things) the transactions on finance lease and leaseback business proposed to be conducted between the Company and its subsidiaries and Tiancheng Leasing Company, and shall appoint the Independent Financial Adviser who will provide an opinion on the relevant finance lease and leaseback transactions mentioned in this announcement and the Announcement to the Independent Board Committee and the Independent Shareholders.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall dispatch a circular  containing,  among  other things, further details of the connected transactions regarding the finance leasing and leaseback business, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to Shareholders as soon as possible but in any event not later than 23 December 2015.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND TIANCHENG LEASING COMPANY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of this announcement, the controlled generation capacity is 81,132 MW and the equity based generation capacity is 72,375 MW. Pingliang Power Plant is a controlled subsidiary of the Company.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power;  organising  the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 33.33 % of the total equity interest in the Company, while Huaneng Group holds a 67.75% direct equity interest and a 5% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 10.23 % direct equity interest in the Company, a 3.11 % indirect equity interest  in  the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), and a 0.49 % indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlled subsidiary of Huaneng Group).

Tiancheng Leasing Company was incorporated in the PRC in April 2014, which is a sino-foreign joint venture finance lease enterprise with funds contributed by China Huaneng Capital Service Limited (“Huaneng Capital”), Hua Neng HK, the Company, Huaneng Lancang River Hydropower Co., Ltd. (“Huaneng Lancang River”), Huaneng Renewables Corporation Limited (“Huaneng Renewables”) and Huaneng Renewables (Hong Kong) Limited (“Huaneng Renewables HK”). Tiancheng Leasing Company is the platform for finance asset management of Huaneng Group and is principally engaged in equity finance leasing, finance leasing, purchase of finance leasing assets in the PRC and abroad, salvage treatment and maintenance of finance leasing assets, advisory and guarantee services  on finance leasing transactions.

As at the date of this announcement, the relationship between the Company, Huaneng Group and Tiancheng leasing Company is as follows:

*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

**
Huaneng Group holds a 10.23 % direct interest in the Company. It also holds 3.11 % and 0.49 % interest in the Company through Hua Neng HK (its wholly owned subsidiary) and China Huaneng Finance Corporation Limited (its controlled subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including Tiancheng Leasing Company) constitute connected transactions of the Company, subject to the relevant disclosures and/or independent shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

MAJOR TERMS OF THE FINANCE LEASE AGREEMENT

Pingliang Power Plant, the controlled subsidiary of the Company, has entered into the Finance Lease Agreement with Tiancheng Leasing Company on 25 November 2015. Pursuant to the terms and conditions of the Finance Lease Agreement and for purpose of obtaining finance by adopting the sale and leaseback model, Pingliang Power Plant shall sell to Tiancheng Leasing Company its equipment assets forming part of the boilers, steam turbines and generators which shall be leased back for use by

Pingliang Power Plant. Upon expiry of the lease term, Pingliang Power Plant shall repurchase the same at the price of RMB1 in accordance with the stipulations of the agreement. The finance amount will be RMB700 million, and the lease term will be 5 years.

(1)	Subject of the leased assets: equipment assets including boilers, steam turbines and generators.

(2)	Form of lease: sale and leaseback.

(3)	Term of lease: 5 years, from the date when the leasing amount is paid by Pingliang Power Plant to Tiancheng Leasing Company, which will be on or around 15 February 2016.

(4)	Finance amount: RMB700 million.

(5)
Consolidated finance costs/interest rate of the leasing: 7% lower than the benchmark  RMB lending rate for 5 year term as quoted by The People’s Bank of China as of the date when the Finance Lease Agreement becomes effective. Should there be any adjustment to the benchmark lending rate of The People’s Bank of China during the term of leasing, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

(6)	Handling fee for the lease or deposit money: Nil.

(7)
Leasing amount and payment method: the aggregate of the leasing amount shall be around RMB797 million and the actual amount shall be that as specified in the Payment Table of actual leasing amount and the Notice of Payment of leasing amount. Leasing amount (equal to principal plus relevant leasing interest) shall be payable on a quarterly basis commencing on the lease commencement date and there will be 20 instalments in total.

(8)	Amount on repurchase: RMB1.

(9)	Terms and time for agreement to become effective: on the date when the legal representative/ chief representative (or their authorized person) of both parties sign on or stamp on the agreement.

PRICING POLICY

The pricing policy of the Transaction shall be in accordance with the normal commercial terms (on arm’s length terms or on terms which shall be no less favourable than those offered by independent third parties), basing on the market prices on principles of fairness, openness, voluntary and trustworthiness as negotiated by the parties. Specific pricing policy is as follows: the consolidated finance costs of the Transaction shall be 7% lower than the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China as of the Finance Lease Agreement  becoming effective. Should there be any adjustments to the benchmark lending rate quoted by The People’s Bank of China during the term of leasing, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion. Such finance costs shall not be higher than the finance costs for comparable finance lease services available  from  other  finance leasing companies in the PRC and will not be higher than the finance costs for similar finance lease services offered by Tiancheng Leasing Company to other members of Huaneng Group.

PURPOSE OF THE TRANSACTION AND ITS IMPACT ON THE COMPANY

The Transaction is conducive to broaden the financing channels, lower the finance cost, vitalize the inventory of fixed assets, and improve the asset utilization efficiency ratio of the Company. Not only can it satisfy the Company’s normal operation production needs for use of equipment assets, it also serves to alleviate the demands for capital by the Company. It does not exist circumstances that will prejudice the interests of the Company and its Shareholders.

BOARD CONFIRMATION

On 25 November 2015, the Twelfth Meeting of the Eighth Session of the Board of Company has approved the Resolution regarding the related transactions on finance leasing and leaseback services of Huaneng Pingliang Power Generation Limited Company as a controlled subsidiary. Pursuant to Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being Directors of the Board of the  Company  and  being regarded as having a connected interest in the continuing connected  transaction,  abstained  from voting on the resolution. The relevant resolution was voted by Directors who are not connected to the Transaction.

The Board is of the view that the Transaction is: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the independent third parties offered by the Company); and (iii) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

UPDATE ON STATUS OF OTHER SIMILAR TRANSACTIONS WITH TIANCHENG LEASING COMPANY

Reference is made to the Announcement in relation to the finance leasing and leaseback transactions of each of Diandong Energy, Diandong Yuwang and Luoyuanwan Harbour with Tiancheng Leasing Company. Unless stated otherwise, terms used herein shall have the same meaning as those used in the Announcement.

The Company announces that on 25 November 2015, each of Diandong Energy, Diandong Yuwang and Luoyuanwan Harbour has entered into a finance lease agreement with Tiancheng Leasing Company. Major terms of the relevant finance lease agreements are as follows:

(i)	Major terms of finance lease agreement between Diandong Energy and Tiancheng Leasing Company

(1)	Subject to the leased assets: equipment assets forming part of the boilers and steam turbines.

(2)	Form of lease: sale and leaseback.

(3)	Term of lease: 5 years, from the date when the leasing amount is paid by Diandong Energy to Tiancheng Leasing Company, which will be on or around 15 January 2016.

(4)	Finance amount: RMB1,100 million.

(5)
Consolidated finance costs/interest rate of the leasing: 7% lower than the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China as of the date when finance lease agreement becomes effective. Should there be any adjustment to the benchmark lending rate of The People’s Bank of China during the term of leasing, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

(6)	Handling fee for the lease or deposit money: Nil.

(7)
Leasing amount and payment method: the aggregate of the leasing amount shall be around RMB1,299 million and the actual amount shall be that as specified in the Payment Table of actual leasing amount and the Notice of Payment of leasing amount. Leasing amount (equal to principal plus relevant leasing interest) shall be payable on a quarterly basis commencing on the respective dates of the first drawdown and the second drawdown of the principal, each having 20 instalments in total.

(8)	Amount on repurchase: RMB1.

(9)	Terms and time for agreement to become effective: on the date when the legal representative/chief representative (or their authorized person) of both parties sign on or stamp on the agreement.

(ii)	Major terms of the finance lease agreement between Diandong Yuwang and Tiancheng Leasing Company

(1)	Subject to the leased assets: equipment assets forming part of the boilers, steam turbines, machine condensers and induced draft fans.

(2)	Form of lease: sale and leaseback.

(3)	Term of lease: 5 years, from the date when the leasing amount is paid by Diandong Yuwang to Tiancheng Leasing Company, which will be on or around 15 January 2016.

(4)	Finance amount: RMB1,500 million.

(5)
Consolidated finance costs/interest rate of the leasing: 7% lower than the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China as of the date when finance lease agreement becomes effective. Should there be any adjustment to the benchmark lending rate of The People’s Bank of China during the term of leasing, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

(6)	Handling fee for the lease or deposit money: Nil.

(7)
Leasing amount and payment method: the aggregate of the leasing amount shall be around RMB1,776 million and the actual amount shall be that as specified in the Payment Table of actual leasing amount and the Notice of Payment of leasing amount. Leasing amount (equal to principal plus relevant leasing interest) shall be payable on a quarterly basis commencing on the respective dates of the first drawdown and the second drawdown of the principal, each having 20 instalments in total.

(8)	Amount on repurchase: RMB1.

(9)	Terms and time for agreement to become effective: on the date when the legal representative/chief representative (or their authorized person) of both parties sign on or stamp on the agreement.

(iii)	Major terms of finance lease agreement between Luoyuanwan Harbour and Tiancheng Leasing Company

(1)	Subject to the leased assets: equipment assets forming part of the unloading equipment.

(2)	Form of lease: sale and leaseback.

(3)	Term of lease: 5 years, from the date when the leasing amount is paid by Luoyuanwan Harbour to Tiancheng Leasing Company, which will be on or around 15 January 2016.

(4)	Finance amount: RMB270 million.

(5)
Consolidated finance costs/interest rate of the leasing: 7% lower than the benchmark RMB lending rate for 5 year term as quoted by The People’s Bank of China as of the date when finance lease agreement becomes effective. Should there be any adjustment to the benchmark lending rate of The People’s Bank of China during the term of leasing, the lease amount under the agreement shall be subject to adjustment for the same direction and with the same proportion.

(6)	Handling fee for the lease or deposit money: Nil.

(7)
Leasing amount and payment method: the aggregate of the leasing amount shall be around RMB307 million and the actual amount shall be that as specified in the Payment Table of actual leasing amount and the Notice of Payment of leasing  amount.  Leasing  amount (equal to principal plus relevant leasing interest) shall be payable on a quarterly basis commencing on the lease commencement date and there will be 20 instalments in total.

(8)	Amount on repurchase: RMB1.

(9)	Terms and time for agreement to become effective: on the date when the legal representative/chief representative (or their authorized person) of both parties sign on or stamp on the agreement.

The major terms of the agreements set out above are consistent with the major terms of the commercial arrangement of relevant finance leasing as referred to in the Announcement, and the contents of relevant transactions are substantially the same as approved at the Eleventh Meeting of the Eighth Session of the meeting of the Board of the Company.

IMPLICATION UNDER THE HONG KONG LISTING RULES

The scale of the Transaction does not exceed 5% of the relevant applicable ratio as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules. Pursuant to Rule 14A.81 of the Hong Kong Listing Rules, the Transaction shall be aggregated with other similar transactions that have been entered into between the relevant subsidiaries of the Company and Tiancheng Leasing Company as referred to in the Announcement. The Transaction, as aggregated with other similar transactions, is subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from the Independent Shareholders’ approval requirements.

However, pursuant to the Shanghai Listing Rules, the transactions regarding the finance leasing and leaseback as mentioned in this announcement and the Announcement between the Company and Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) shall be subject to approval by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in January 2016 to seek approval from Independent Shareholders to (among other things) approve the transactions on finance lease and leaseback business proposed to be conducted between the Company and its subsidiaries with Huaneng Group including Tiancheng Leasing Company.

The Company shall establish an Independent Board Committee comprising of the independent non- executive Directors of the Company to advise the Independent Shareholders on (among other things) the transactions on finance lease and leaseback business proposed to be conducted between the Company (and its subsidiaries) and Huaneng Group including Tiancheng Leasing Company, and shall appoint the Independent Financial Adviser who will provide an opinion on the relevant finance lease and leaseback transactions mentioned in this announcement and the  Announcement  to  the Independent Board Committee and the Independent Shareholders.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall dispatch a circular containing,  among  other  things, further details of the connected transactions regarding the finance leasing and leaseback business, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to Shareholders as soon as possible but in any event not later than 23 December 2015.

DEFINITIONS

“Announcement”
the announcement published by the Company on 21 October 2015 regarding the finance leasing and leaseback transactions of each of Diandong Energy, Diandong Yuwang and Luoyuanwan Harbour with Tiancheng Leasing Company;

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc.;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Directors”	the directors of the Company;

“Finance Lease Agreement”	the finance lease agreement entered into between Pingliang Power Plant and Tiancheng Leasing Company on 25 November 2015 in relation to the Transaction;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Independent Financial Adviser”
Guotai Junan Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong), an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on (among other things) the finance lease  and leaseback transactions proposed to be conducted between the Company and its subsidiaries and Tiancheng Leasing Company;

“Independent Shareholders”	shareholders (other than Huaneng Group and its associates) of the Company;

“Pingliang Power Plant”	Huaneng Pingliang Power Generation Limited Company, a controlled subsidiary of the Company;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Tiancheng Leasing Company”	Huaneng Tiancheng Financial Leasing Co., Ltd.; and

“Transaction”	the finance lease and leaseback services between Pingliang Power Plant and Tiancheng Leasing Company for a finance amount of RMB700 million, with a lease term of 5 years.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
26 November 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming

Title: Company Secretary

Date:     November 26, 2015

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